Exhibit 12.01

FBR CAPITAL MARKETS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months ended March 31, 2011	Year ended December 31,
		2010	2009	2008	2007	2006
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(1,992)	$(41,544)	$(29,645)	$(192,665)	$25,707	$(15,898)
Fixed charges:
Interest expense on all indebtedness	—	—	252	12,457	5,337	54,543
Rental expense deemed to be interest	744	3,105	4,645	4,614	4,625	4,241

Total fixed charges	$744	$3,105	$4,897	$17,071	$9,962	$58,784

Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges	$(1,248)	$(38,439)	$(24,748)	$(175,594)	$35,669	$42,886

Ratio of earnings to fixed charges(1)	— (2)	— (2)	— (2)	— (2)	3.6x	—	(2)

(1)

The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2)

Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, 2008 and 2006 were inadequate to cover total fixed charges. For the three months ended March 31, 2011 and the years ended December 31, 2010, 2009, 2008 and 2006, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $1,992, $41,544, $29,645, $192,665, and $15,898, respectively to achieve coverage of 1:1 in these periods